EZJR, Inc.
A Nevada Corporation
_____________________________________________________________________________
2235 E. Flamingo, Suite 114, Las Vegas, NV  89119

June 13, 2011
VIA EDGAR TRANSMISSION AND FACSIMILE

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549

Attn: Jay Mumford
Facsimile:  703-813-6985

     Re:    EZJR, Inc.
            Registration Statement on Form 10
            Amended May 5, 2011
            File No. 000-53810

Dear Mr. Mumford:

   On behalf of EZJR, Inc. (the "Company"), the undersigned hereby submits a response to certain questions raised by the staff of the U. S. Securities and Exchange Commission (the "Staff") in its letter of comments dated June 6, 2011 (the "Comment Letter") relating to the Company's Registration Statement on Form 10 as amended on May 5, 2011. Set forth below is the Company's responses to the Staff's comments.

   The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated below in its entirety, with the Company's response set forth immediately under such comment.

Directors and Executive Officers, page 28
-----------------------------------------

1. We note your response to our prior comment 2. It is unclear why you believe it is immaterial that your sole officer and director is Managing Member of another entity that acquired rights to another medical technology when you disclose that EZJR intends to develop medical technology. Please revise or advise.

    Response: EZJR is a medical device company that seeks to develop medical technology devices, such as a central line catheter. EZJR has no intentions of developing any pharmaceutical products. The investment made in EnzymeBioSystems concerns an early stage evaluation of an anti-tumor enzyme derived from penicillin analogs. EZJR and EnzymeBioSystems represent two completely different business models. There is no relationship between the businesses of these companies. EZJR has no present or future intentions to acquire any penicillin analog, pharmaceutical products or any other products from EnzymeBioSystems. As stated, this personal investment is unrelated and immaterial to EZJR, and insignificant with respect to Mr. Jesky's time commitments.

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June 13, 2011
Page 2



Form 10 for the Quarter Ended March 31, 2011

2.  Please tell us why page 9 of your Form 10-Q for the quarter ended
    March 31, 2011 references Section 21E of the Securities Exchange Act of 1934 when your response dated April 6, 2011 states you will remove the language relating to the statutory safe harbor that is not applicable to you.

    Response: It was an oversight that we did not remove the Section 21E references on page 9. We have filed an amended Form 10-Q, where this reference has been deleted.

The Company acknowledges that:

  o it is responsible for the adequacy and accuracy of the disclosures in the filing;
  o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  o it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Should you have any questions regarding the foregoing, please do not hesitate to contact Benjamin Reichel, Esq. at (212) 370-1300.


                                       EZJR, Inc.

                                       /s/ T. J. Jesky
                                       ---------------
                                           T. J. Jesky
                                           President

cc:  Benjamin Reichel, Esq.

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